Issuer Free Writing Prospectus, dated September 18, 2012

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated September 18, 2012 and

Registration Statement No. 333-181185

FOR IMMEDIATE RELEASE

September 18, 2012

For more information contact:

Scott Estes (419) 247-2800

Jay Morgan (419) 247-2800

HEALTH CARE REIT, INC. PROVIDES UPDATE TO ITS SUNRISE REAL ESTATE

ACQUISITION AND ANTICIPATED ACQUISITION PIPELINE

Accelerated joint venture buy-outs increase Sunrise acquisition to $3.2 billion

Toledo, Ohio, September 18, 2012. Health Care REIT, Inc. (NYSE:HCN) announced today an update to its pending Sunrise Senior Living, Inc. (NYSE:SRZ) acquisition and its previously announced $925 million acquisition pipeline. Health Care REIT and Sunrise have accelerated the buy-out of majority partners in certain joint venture properties associated with the previously announced Sunrise acquisition, which increases the expected real estate value at closing from approximately $1.9 billion to approximately $3.2 billion.

“We are extremely pleased with our initial success in reaching agreements to purchase additional Sunrise joint venture partner interests,” commented George L. Chapman, Chairman and CEO of Health Care REIT, Inc. “The ability to transform what was initially announced as a $1.9 billion real estate opportunity into a $3.2 billion transaction upon closing accelerates our portfolio quality enhancement initiatives including increasing the private pay component of our portfolio and its concentration in east and west coast markets and top 31 MSAs.”

$3.2 Billion Sunrise Real Estate Acquisition:

Since the original August 22, 2012 announcement, Health Care REIT, in collaboration with Sunrise, has acquired or reached agreement to acquire majority interests in 38 of the 105 joint venture properties, which will increase the expected real estate value to approximately $3.2 billion upon closing the transaction. Of the 38 properties, 16 were subject to buy/sell rights and 22 were in joint ventures with no purchase option or buy/sell right. The total incremental investment amount related to these 38 properties is expected to be approximately $1.3 billion.

Health Care REIT closed the acquisition of five of the 38 properties for $243 million during the third quarter of 2012. These five properties are located in the United Kingdom, are managed by Sunrise and were purchased from a partnership between Sunrise and an institutional investor. Sunrise will acquire majority interests in the other 33 properties using proceeds from a $467 million loan to be provided by Health Care REIT. The loan is expected to close in the fourth quarter of 2012 and will be converted to ownership by Health Care REIT upon completion of the previously announced Sunrise acquisition.

Adjusting for the buy-outs discussed above, the acquisition of Sunrise is now expected to be comprised of 58 wholly owned properties and 67 joint venture properties. Of the 67 joint venture properties, 50 joint venture properties are subject to purchase options that give Health Care REIT and Sunrise the right to buy the majority partners’ interests.

$925 Million Anticipated Acquisition Pipeline Update:

On August 6, 2012, Health Care REIT announced anticipated third quarter 2012 acquisitions of $925 million. Quarter-to-date, $375 million of those acquisitions have closed, $263 million are expected to close in the third quarter of 2012 and $287 million are now expected to close in the fourth quarter of 2012. The aggregate acquisition amount includes approximately $134 million of debt that the company expects to assume at an average interest rate of 5.6%.

The following tables reconcile the anticipated investments and property count associated with the anticipated Sunrise real estate acquisition.

Pending Investments Reconciliation: ($’s in millions)	Investment Balance	Debt Assumed	Cash Required
Anticipated Investments Announced August 6, 2012	$925	$134	$791 (1)
Closed 3Q12 To-Date	(375)	(27)	(348)

Investments Yet To Close	550	107	443

Initial Sunrise Announcement, August 22, 2012	1,920	970	950
Incremental Sunrise Investments	1,256	686	570

Total Announced Sunrise Related Investments	3,176	1,656	1,520
Sunrise Investments Closed 3Q12 To-Date	(243)	0	(243)

Total Sunrise Related Investments Yet To Close	2,933	1,656	1,277

Total Announced Investments Yet To Close	$3,483	$1,763	$1,720

1. Includes amounts to be provided by minority partners for certain investments

Sunrise Property Count Reconciliation:		Majority	Expected at
	Announced 8/22	Partner Buy-Outs	Close of Sunrise

Wholly Owned	20	38	58
Joint Venture	105	(38)	67

Total	125		125

JV Buy-Out Rights:			Remaining After Close
Purchase Options	50		50
Buy/Sell	21	(16)	5
None	34	(22)	12

Total	105	(38)	67

All amounts included in this announcement relating to acquisitions or investments that have not yet closed are preliminary estimates, are subject to downward or upward adjustment, and are subject to change. Furthermore, certain of the estimated investment amounts with respect to the incremental Sunrise investments, including the $243 million acquisition of five properties in the United Kingdom, are based on exchange rates in effect as of the time of the estimate. The company’s anticipated acquisitions and investments are in various stages of closing and some or all of the transactions may not be completed on currently anticipated terms, or within currently anticipated timeframes, or at all. The completion of the anticipated acquisitions and investments is subject to the satisfaction of various conditions.

About Health Care REIT, Inc.

Health Care REIT, Inc., an S&P 500 company with headquarters in Toledo, Ohio, is a real estate investment trust that invests across the full spectrum of seniors housing and health care real estate. The company also provides an extensive array of property management and development services. As of June 30, 2012, the company’s broadly diversified portfolio consisted of 1,010 properties in 46 states and Canada.

Forward-Looking Statements

This document contains “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. When the company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The company’s expected results may not be achieved, and actual results may differ materially from expectations. This may be a result of various factors, including the satisfaction of closing conditions to the transactions, including, as applicable, the receipt of health care licenses, regulatory approvals and lender consents; the ability of the company to enter into definitive transaction agreements on satisfactory terms and conditions; the respective parties’ performance of their obligations under the transaction agreements; unanticipated difficulties and/or expenditures relating to the transactions; competition within the health care and seniors housing industries; cooperation of joint venture partners; and negative developments in the operating results or financial condition of operators/tenants, including their ability to pay rent. Additional factors are discussed in the company’s Annual Report on Form 10-K and in its other reports filed from time to time with the Securities and Exchange Commission. The company assumes no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

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The issuer has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement dated September 18, 2012 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the related preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, calling J.P. Morgan Securities LLC toll-free at 1-866-803-9204, or calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.